

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 29, 2017

VIA-EMAIL

William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Re: TCW Direct Lending VII LLC
       Initial Registration Statement on Form 10
       File No. 000-55835

Dear Mr. Farrar:

On September 1, 2017, you filed a registration statement on Form 10 on behalf of TCW Direct Lending VII LLC (the "Company"). We have reviewed the registration statement and provide our comments below. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement.

GENERAL

1. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

2. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement.

ITEM 1. BUSINESS

Investment Management and Advisory Agreement

3. Please explain to us why the Final Incentive Fee Payment does not constitute a penalty for purposes of section 15(a)(3) of the Investment Company Act of 1940 (the "Act"). *See* sections 59 and 15(a)(3) of the Act.

Administration Agreement

4. On page 8, the Company states: "The Administration Agreement will provide that neither the Administrator, nor any director, officer, agent or employee of the Administrator, shall be

liable or responsible to us or any of our Unitholders for any error of judgment, mistake of law or any loss arising out of any investment, or for any other act or omission in the performance by such person or persons of their respective duties, except for liability resulting from willful misfeasance, bad faith, gross negligence, or reckless disregard of their respective duties. We will also indemnify the Administrator and its members, managers, officers, employees, agents, controlling persons and any other person or entity affiliated with it." Please confirm that the scope of indemnification discussed in the second sentence similarly will not be available with respect to liability resulting from willful misfeasance, bad faith, gross negligence, or reckless disregard of their respective duties.

Expenses

5. Please explain to us the period of time for which actual annual expenses exceeding or falling below the 12.5 basis point limit on the Company's payment of Company Expenses, as discussed on page 9, may be carried forward in determining future Company Expenses. For instance, if Company Expenses exceed 12.5 basis points of the aggregate Commitments in a given year, will the excess expense be carried forward for only the following year, or will such expense be carried forward for a longer period? If the latter, please explain any limit for carrying over excess expenses from prior years.

The Private Offering

6. On page 11, the Fund states: "If at any time we determine that because of the True-Up Contributions we have excess cash on hand, we may distribute that excess cash among all the Unitholders pro rata based on the number of Units held by each. Any distribution of True-Up Contributions will be treated as a return of previously made capital contributions in respect of the Units and, consequently, will correspondingly increase the Undrawn Commitment of the Units." Please describe in the registration statement any tax consequences arising from this arrangement.

Regulation as a Business Development Company

7. Confirm that any issuance or sale of Units at a price below then-current net asset value will be conducted in compliance with section 63(2) of the Act (*e.g.*, with approval of a majority of holders of outstanding voting securities that are not affiliated persons of the Company and with a determination by a majority of directors who have no financial interest in the transaction, plan, or arrangement and who are not interested persons of the company).

ITEM 1A. RISK FACTORS

8. Under "No Secondary Market for Securities," or elsewhere in the Risk Factors section, consider providing more detail about the risks associated with valuation of the Company's illiquid investments, similar to the discussion under "Quantitative and Qualitative Disclosures about Market Risk" on page 34.

9. In the "Release from Commitments" subsection, the Fund refers to the Fund VI Permanent Capital Fund and cross references a definition of this term under Item 11. Please clearly explain the meaning of this term the first time it is used in the registration statement.

10. Explain to us whether the Company may invest in unitranche last out loans. If so, please disclose information regarding this category of investment, including associated risks.

11. On page 28, the Fund states: "Subject to the borrowing limitation imposed on us by the 1940 Act, the Company and any wholly owned subsidiary of the Company may borrow from or issue senior debt securities to banks, insurance companies and other lenders in the future." Is the company likely to have subsidiaries? If so, please expand your disclosure to describe the material characteristics of such subsidiaries. Depending on your response, we may have additional comments.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

12. Provide the age of each director and executive officer. *See* Item 5 of Form 10, Item 401(a) and (b) of Regulation S-K.

13. Please list all positions held by Mr. Miller (*e.g.*, President, Director) under the "Positions" column.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

14. Please explain why disclosure of estimated amounts is not included in the Organization and Offering Costs section in the Notes to the Statement of Assets and Liabilities per the guidance in FASB ASC 450-20-50-5.

* *

Response to this letter should be in the form of a pre-effective amendment. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position. We may have additional comments on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

If you have any questions about these comments, please call me at (202) 551-5490.

Sincerely,

/s/ Angela Mokodean

Angela Mokodean
Senior Counsel